Filed by Ivy Funds pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: The Waddell & Reed AdvisorsSM (“WRA”) Funds on behalf of the WRA Core Investment Fund, WRA Dividend Opportunities Fund, WRA Energy Fund, WRA Tax-Managed Equity Fund, WRA Value Fund, WRA Bond Fund, WRA Global Bond Fund, WRA Government Securities Fund and WRA Municipal Bond Fund

File No. 333-219593

Waddell & Reed Advisors Funds 6300 Lamar Avenue Overland Park, KS 66202

September 8, 2017

Dear Shareholder:

The Waddell & Reed AdvisorsSM Funds (the “WRA Funds”) and the Ivy Funds® (the “Ivy Funds”) Board of Trustees recently approved the reorganization of nine WRA Funds into the substantially similar Ivy Funds (each reorganization collectively referred to as the “Reorganization”). You are receiving this letter since you invest in some of these funds.

This Reorganization is the first step toward allowing the consolidation of similar funds from two affiliated fund families into one broader family.

The following briefly highlights several important dates and information shareholders should note:

•	The Reorganization is anticipated to take effect on October 16, 2017. Please see the following page for a list of the funds involved in the Reorganization.

•

Due to the similar investment strategies and objectives of the Reorganization, your investment portfolio, strategy or long-term plan will not be materially altered. Additionally, the portfolio management teams remain the same.

•	We expect the expense ratio of each class of the surviving Ivy Fund to be equal to or less than the pre-reorganization expense ratio of the corresponding class of its WRA Fund counterpart.

•	This Reorganization is not a taxable event. Fund shareholders will not recognize a gain or loss for federal income tax purposes.

•	These WRA Funds will be closed to new shareholders as of October 2, 2017.

•

If there are any capital gains or other distributions payable to shareholders of each merging WRA Fund or surviving Ivy Fund, except the WRA Bond Fund and WRA Government Securities Fund, your account will receive those on October 10, 2017.

•	The new Ivy Government Securities Fund will not offer check-writing. Checks written using the WRA Government Securities Fund check book will be honored through November 30, 2017.

I encourage you to talk to your financial advisor, or call 1-888-WADDELL, if you have any questions. Thank you for your partnership.

Sincerely,

Philip J. Sanders

CEO

Waddell & Reed Financial, Inc.

Each WRA Fund will reorganize into an Ivy Fund that follows a very similar strategy, as shown in this chart.

WRA Fund	Ivy Fund	Morningstar Category	Estimated AUM of Ivy Fund post merge (6/30/2017 data)

W&R Advisors Core Investment Fund	Ivy Core Equity Fund	Large Growth	$4.79 billion

W&R Advisors Dividend Opportunities Fund	Ivy Dividend Opportunities Fund	Large Blend	$942 million

W&R Advisors Energy Fund	Ivy Energy Fund	Equity Energy	$668.7 million

W&R Advisors Global Bond Fund	Ivy Global Bond Fund	World Bond	$673.8 million

W&R Advisors Municipal Bond Fund	Ivy Municipal Bond Fund	Muni National Intermediate	$960.6 million

W&R Advisors Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund	Large Growth	$515.8 million

W&R Advisors Value Fund	Ivy Value Fund	Large Value	$1.26 billion

W&R Advisors Bond Fund	Ivy Bond Fund	Corporate Bond	$1.2 billion

W&R Advisors Government Securities Fund	Ivy Government Securities Fund	Intermediate Government	$250.8 million

WADDELL & REED ADVISORS FUNDSSM mutual funds are distributed by Waddell & Reed, Inc., and IVY FUNDS® mutual funds are distributed by Ivy Distributors, Inc., an affiliate of Waddell & Reed, Inc. Ivy Distributors, Inc. and Waddell & Reed, Inc. are subsidiaries of Waddell & Reed Financial, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the information statement/prospectus, statutory prospectus, and summary prospectus, which may be obtained at www.ivyinvestments.com or www.waddell.com or from your financial advisor. Please read it carefully before investing.